GUARANTEED PERFORMANCE ACCUMULATOR BENEFIT ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following provisions have been added to the Contract:

The Guaranteed Performance Accumulator Benefit is a form of Guaranteed Value Protection providing the following benefits after the fifth Contract Year:



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(1). Each  Contract  Year,  you  will  be able  to  take  at  least  20% of your
     Guaranteed Value Protection value (see below) in partial withdrawals, until your guarantee account (see below) is exhausted. If, after the first ten Contract Years and after you have taken 20% of the Guaranteed Value Protection value in partial withdrawals in a Contract Year, you can also take up to 20% of the earnings of the previous Contract Year without reducing your guarantee account.

(2). You can choose to start receiving income from any of the Annuity Options. The amount available to purchase the Annuity Option is equal to at least your guarantee account (as specified in the Contract Schedule under "Amount Available for Annuity Payments"), less any applicable Premium Taxes and guaranteed value protection charges. The guaranteed value protection charges are specified in the Contract Schedule.

(3). On the tenth Contract Anniversary and every subsequent ten Contract Years, your Contract Value will be increased to the value of your guarantee account, if greater.

(4). If your Contract Value, on the tenth Contract Anniversary, is greater than the guarantee account (prior to adjustment), your guarantee account and your Guaranteed Value Protection value will be increased to the Contract Value.

(5). On the twentieth Contract Anniversary (and every subsequent tenth Contract Anniversary), your guarantee account, your Guaranteed Value Protection value and your Contract Value will be increased to twice the excess of your total Purchase Payments over your Guaranteed Value Protection adjusted partial withdrawals, if this amount is greater.

Your Guaranteed Value Protection value and your guarantee account are established on the fifth Contract Anniversary with an amount equal to the Net Adjusted Purchase Payments. The guarantee account is then reduced by the Guaranteed Value Protection adjusted partial withdrawals and increased as indicated in (4) and (5) above, if applicable.

In the first five Contract Years, a Guaranteed Value Protection adjusted partial
withdrawal  is  the  partial  withdrawal   (including  any  withdrawal  charges)
multiplied by the ratio of (a) to (b), where:

(a) is the greater of the guarantee account or the Contract Value on the date of (but prior to) the partial withdrawal;

(b)  is the Contract Value on the date of (but prior to) the partial withdrawal.

After the first five Contract Years, a Guaranteed Value Protection adjusted partial withdrawal, which does not include the earnings taken as described in
(1) above, is specified in the Contract Schedule.

GUARANTEED VALUE PROTECTION CHARGE: The guaranteed value protection charge is a percentage of your Contract Value. This charge compensates us for the guarantee that a minimum value is available to you regardless of your Contract Value.


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During the Accumulation  Period,  the guaranteed value protection charge will be deducted from the Contract Value on the last day of each Contract Year while this Contract is in force. The guaranteed value protection charge is shown on the Contract Schedule.

Beginning the sixth Contract Year, the guaranteed value protection charge will not be assessed when the average Contract Value during the Contract Year is more than that indicated on the Contract Schedule times the minimum value guarantee equal to the guarantee account. Every subsequent ten Contract Years, the guaranteed value protection charge will not be assessed when the average Contract Value during the Contract Year is more than that indicated in the Contract Schedule times the minimum value guarantee equal to the greater of (a) or (b), where:

(a)      is the guarantee account; or

(b) is two times the excess of your total Purchase Payments over your Guaranteed Value Protection adjusted partial withdrawals.

The average Contract Value is measured as the sum of the Contract Values at the beginning of each Contract quarter, divided by 4.

If the Contract is terminated for any reason, or when you elect to receive Annuity Payments, or when your guarantee account drops to zero or less, we will deduct the guaranteed value protection charge for the period the benefit was in effect during the Contract Year.

Your guaranteed value protection charge on the last day of the Contract Year will be zero if your guarantee account is zero or less.

If, for any reason, you wish to terminate the Guaranteed Performance Accumulator Benefit on your Contract, an Authorized Request must be made within 30 days after the first Contract Anniversary or after the tenth Contract Anniversary or after any subsequent tenth Contract Anniversary. If you terminate this benefit, the guaranteed value protection charge will no longer be assessed. In addition, the mortality and expense risk charge will decrease as indicated in the Contract Schedule.

Signed for Allianz Life Insurance Company of North America by:


          /s/                                           /s/
          Vice President and Secretary                  President

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